UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 2, 2020, Aptorum Group Limited (the “Company”) completed a public offering (the “Offering”) of 2,769,231 shares of the Company’s Class A ordinary shares, $1.00 par value per share (the “Ordinary Shares”), and/or pre-funded Ordinary Share purchase warrants to purchase up to an aggregate of 2,769,231 Ordinary Shares (the “Pre-Funded Warrants”) and Ordinary Share purchase warrants to purchase up to an aggregate of 2,769,231 Ordinary Shares (the “Warrants”, and the Ordinary Shares underlying the Pre-Funded Warrants and the Warrants, the “Warrant Shares”, together with the Ordinary Shares, the Warrants, the Pre-Funded Warrants, and the Warrant Shares, the “Securities”), at a price of $3.25 per share A copy of the press release announcing the pricing of the Offering is attached hereto as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated by reference herein, and a copy of the press release announcing the completion of the Offering is attached hereto as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated by reference herein. The Offering was made under an effective registration statement on Form F-1 (File No. 333-248743) filed with the Securities and Exchange Commission and declared effective on September 29, 2020, and an additional registration statement on Form F-1MEF (File No. 333-249140) filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, that became effective automatically on September 29, 2020.

In connection with the Offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors on September 29, 2020. The Purchase Agreement contains customary representations and warranties of the Company, termination rights of the parties, and certain indemnification obligations of the Company and ongoing covenants of the Company.

In connection with the Offering, the Company issued Warrants to purchase an aggregate of 2,769,231 Class A Ordinary Shares. Subject to certain ownership limitations described in the Warrants, the Warrants have an exercise price of $3.25 per Class A Ordinary Share, are exercisable upon issuance and will expire five years from the date of issuance. The exercise price of the Warrants is subject to adjustment for stock splits, reverse splits, and similar capital transactions as described in the Warrants.

Subject to certain ownership limitations described in the Pre-Funded Warrants, the Pre-Funded Warrants are immediately exercisable and may be exercised at a nominal consideration of $0.0001 per Class A Ordinary Share any time until all of the Pre-Funded Warrants are exercised in full. A holder will not have the right to exercise any portion of the Warrants or the Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants or the Pre-Funded Warrants, respectively. However, upon notice from the holder to the Company, the holder may decrease or increase the beneficial ownership limitation, which may not exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants or the Pre-Funded Warrants, respectively, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to the Company.

The net proceeds to the Company from the Offering were approximately $8.05 million, after deducting placement agent’s fees and other estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for general corporate purposes, including working capital, the Company’s clinical development and research and development.

The Company is also party to a placement agency agreement, (the “Placement Agent Agreement”), with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which Wainwright acted as exclusive placement agent for the Offering. In connection with the Offering, the Company paid to Wainwright a cash fee of $552,000; (ii) a management fee of $67,500; (iii) reimbursement of the accountable expenses of Wainwright equal to $100,000, including the legal fees of Wainwright being paid by the Company (none of which has been paid in advance); (iv) Wainwright’s clearing expenses in the amount of $12,900 in connection with this offering; and (v) other estimated expenses of approximately $209,598 which include legal, accounting, printing costs and various fees associated with the registration and listing of our shares. Pursuant to the Placement Agent Agreement, the Company issued warrants to purchase up to 147,538 Class A Ordinary Shares (the “Placement Agent Warrants”) to Wainwright or Wainwright’s designees which represents 7.0% of the aggregate number of Class A Ordinary Shares sold in the Offering. The Placement Agent Warrants have substantially the same terms as the Warrants, except that the Placement Agent Warrants have an exercise price equal to 125% of the per share purchase price, or $4.0625 per share, and expire on the fifth anniversary of the commencement of sales.

The foregoing is only a summary of the Warrants, the Pre-Funded Warrants, the Placement Agent Warrants and the Purchase Agreement and does not purport to be a complete description thereof. Such descriptions are qualified in their entirety by reference to the forms of Warrant, Pre-Funded Warrant, Placement Agent Warrant and Purchase Agreement, copies of which are filed as Exhibits 4.1, 4.2, 4.3 and 10.1, respectively, to this Current Report on Form 6-K and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2020

Aptorum Group Limited

By:	/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Warrant
4.2	Form of Pre-Funded Warrant
4.3	Form of Placement Agent Warrant
10.1	Form of Securities Purchase Agreement, dated as of September 29, 2020, by and among the Company and the purchasers named therein
99.1	Press release, issued September 29, 2020
99.2	Press release, issued October 2, 2020

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